EX - 99 .77M

For the annual period ended March 31, 2012
File number 811-7762
First Eagle High Yield Fund

ITEM 77M


Merger:

On December 28, 2011, shareholders of Old Mutual High Yield
Fund approved an Agreement and Plan of Reorganization between the Old Mutual High Yield Fund and the First Eagle High Yield Fund, a series of First Eagle Funds, providing for: (i) the transfer of all of the assets of the Old Mutual High Yield
Fund to the First Eagle High Yield Fund and the assumption of the liabilities of the Old Mutual High Yield Fund by the First Eagle High Yield Fund in exchange for shares of the First Eagle High Yield Fund; (ii) the subsequent pro rata distribution of shares of the First Eagle High Yield Fund to the Old Mutual High Yield Fund shareholders, and (iii) the termination and complete liquidation of the Old Mutual High Yield Fund (the "Reorganization"). The Reorganization was approved by the Board of Trustees of Old Mutual High Yield Fund. The Reorganization, which was structured to qualify as a tax-free reorganization for federal income tax purposes, was effective on or about December 30, 2011.